                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
             the Securities Exchange Act of 1934 (Amendment No. 1)

    Filed by the Registrant / /
    Filed by a Party other than the Registrant /X/

    Check the appropriate box:
    /X/  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    / /  Definitive Additional Materials
    / /  Soliciting Material Pursuant to Section240.14a-11(c) or
         Section240.14a-12

                               MCI COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                                            WORLDCOM, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
     and 0-11.
     (1) Title of each class of securities to which transaction applies:
         -----------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:
         -----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
         -----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
         -----------------------------------------------------------------------
     (5) Total fee paid:
         -----------------------------------------------------------------------
/ /  Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
         -----------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:
         -----------------------------------------------------------------------
     (3) Filing Party:
         -----------------------------------------------------------------------
     (4) Date Filed:
         -----------------------------------------------------------------------

        PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED OCTOBER 14, 1997
                        SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                         MCI COMMUNICATIONS CORPORATION

                            ------------------------

                                PROXY STATEMENT
                                       OF
                                 WORLDCOM, INC.
                            ------------------------


                     SOLICITATION OF PROXIES IN OPPOSITION
                         TO THE PROPOSED ACQUISITION OF
                     MCI BY BRITISH TELECOMMUNICATIONS PLC



    This Proxy Statement is furnished by WorldCom, Inc., a Georgia corporation ("WorldCom"), in connection with its solicitation of proxies (the "Proxy Solicitation") to be used at a special meeting of stockholders of MCI
Communications Corporation ("MCI") to be held on        , 1997 at        , at
    a.m. local time, and at any adjournments, postponements or reschedulings thereof (the "Special Meeting"). At the Special Meeting, the holders of shares of common stock of MCI ("MCI Common Stock") and Class A common stock of MCI ("Class A Common Stock", and together with the MCI Common Stock, the "Shares") ("Stockholders") will be voting on whether to approve and adopt the Agreement and Plan of Merger, dated as of November 3, 1996, as amended as of February 14, 1997 and August 21, 1997, by and among British Telecommunications plc ("BT"), Tadworth Corporation, a subsidiary of BT ("BT Sub"), and MCI (the "BT/MCI Merger Agreement") relating to a proposed acquisition of MCI by BT (the "Revised BT Acquisition Proposal"). Pursuant to this Proxy Statement, WorldCom is soliciting proxies from Stockholders to vote AGAINST MCI's proposal to approve and adopt the BT/MCI Merger Agreement. According to the Proxy Statement/Prospectus of BT
and MCI dated       , 1997 (the "BT/MCI Proxy Statement"), MCI has fixed       ,
1997 as the date of the Special Meeting and       , 1997 as the record date for
determining those Stockholders who will be entitled to vote at the Special Meeting (the "Record Date"). This Proxy Statement is first being mailed to
Stockholders on or about       , 1997.



    On October 1, 1997, WorldCom announced its intention to commence an offer (the "WorldCom Offer") to exchange shares of common stock, par value $.01 per share, of WorldCom ("WorldCom Common Stock") for each share of MCI Common Stock (including the shares of MCI Common Stock into which the outstanding shares of Class A Common Stock would be automatically converted in accordance with the provisions of MCI's Restated Certificate of Incorporation upon the tender of such shares of Class A Common Stock pursuant to the WorldCom Offer) and all associated preferred stock purchase rights (the "Rights"). The holder of each Share validly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn will be entitled to receive that number of shares of WorldCom Common Stock equal to the Exchange Ratio. The "Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $41.50 by the average of the high and low sales prices of WorldCom Common Stock as reported on The Nasdaq National Market (the "WorldCom Average Price") on each of the twenty consecutive trading days ending with the third trading day immediately preceding the Expiration Date; provided, that the Exchange Ratio shall not be less than 1.0375 nor greater than 1.2206. Accordingly, each Share will be exchanged for WorldCom Common Stock having a market value of $41.50

    THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH U.S. SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR WHITE PROXY CARD WHICH YOU CAN USE TO VOTE YOUR SHARES.

if the WorldCom Average Price is between $40.00 and $34.00. If the WorldCom Average Price is greater than $40.00, each Share will be exchanged for WorldCom Common Stock having a market value of more than $41.50 and, conversely, if the WorldCom Average Price is less than $34.00, each Share will be exchanged for WorldCom Common Stock having a market value of less than $41.50. Cash will be
paid in lieu of any fractional shares of WorldCom Common Stock. On       , the
closing price of WorldCom Common Stock as reported on The Nasdaq National Market
was $      . Based on a WorldCom Average Price equal to that amount, each Share would be exchanged for WorldCom Common Stock having a market value of $
 . The actual WorldCom Average Price and Exchange Ratio will be calculated as of the third trading day immediately prior to the Expiration Date, as described above, and a press release will be issued announcing the actual Exchange Ratio prior to the opening of the second trading day prior to the Expiration Date (as it may be extended from time to time). The term "Expiration Date" shall mean
11:59 p.m., New York City time, on     , 1997 unless and until WorldCom extends
the period of time for which the WorldCom Offer is open, in which event the term "Expiration Date" shall mean the latest date and time at which the WorldCom Offer as so extended by WorldCom shall expire. WorldCom will, as soon as practicable after consummation of the WorldCom Offer, merge one of its wholly-owned subsidiaries with and into MCI (the "WorldCom Merger"). Pursuant to the WorldCom Merger, each outstanding Share (except Shares held in the treasury of MCI) would be converted into the right to receive a number of shares of WorldCom Common Stock equal to the Exchange Ratio. Pursuant to the Restated Certificate of Incorporation of MCI, the consent of the holders of a majority of the shares of the Class A Common Stock is required for any "Business Combination" involving MCI (which, as defined, would include the WorldCom Merger but would not include the exchange of shares pursuant to the WorldCom Offer) to be effected prior to October 1998. As of the date hereof, WorldCom believes that all of the Class A Common Stock is held by BT. Accordingly, the consent of BT would be required in order to effect the WorldCom Merger prior to October 1998. It is WorldCom's current intention to consummate the WorldCom Offer as soon as the conditions to the WorldCom Offer are satisfied and to consummate the WorldCom Merger in October 1998 or earlier if the consent of BT is obtained. The purpose of the WorldCom Offer is for WorldCom to obtain control of, and ultimately the entire common equity interest in, MCI. The WorldCom Offer will be
made solely pursuant to WorldCom's prospectus dated           , 1997 (the
"WorldCom Prospectus" and, in the preliminary form dated October 14, 1997, the "WorldCom Preliminary Prospectus") and the related Letter of Transmittal, which will be separately mailed to Stockholders. For additional information concerning the WorldCom Offer and the Revised BT Acquisition Proposal, see the WorldCom Preliminary Prospectus. This Proxy Statement is neither a request for the tender of Shares nor an offer with respect thereto. The WorldCom Offer will be made only by means of the WorldCom Prospectus and the related Letter of Transmittal.


    THE PURPOSE OF THIS PROXY SOLICITATION IS TO ENABLE HOLDERS OF MCI COMMON STOCK TO DECIDE FOR THEMSELVES WHICH PROPOSAL IS SUPERIOR AND TO ACT ACCORDINGLY. WORLDCOM IS SOLICITING PROXIES FROM STOCKHOLDERS AGAINST THE REVISED BT ACQUISITION PROPOSAL. WORLDCOM URGES ALL STOCKHOLDERS TO VOTE AGAINST APPROVAL AND ADOPTION OF THE BT/MCI MERGER AGREEMENT.


    WORLDCOM URGES YOU TO VOTE AGAINST THE BT/MCI MERGER AGREEMENT AND PRESERVE YOUR OPPORTUNITY TO ACCEPT THE HIGHER MARKET VALUE WORLDCOM OFFER. IF YOU WANT THE WORLDCOM OFFER TO SUCCEED, VOTE AGAINST THE BT/MCI MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

                                 IMPORTANT

    REJECTION OF THE BT/MCI MERGER AGREEMENT WILL SATISFY ONE OF THE CONDITIONS TO THE WORLDCOM OFFER. IF YOU WANT THE WORLDCOM OFFER TO SUCCEED, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO VOTE AGAINST THE BT/MCI MERGER AGREEMENT.

    YOU MUST TENDER YOUR SHARES PURSUANT TO THE WORLDCOM OFFER IF YOU WISH TO PARTICIPATE IN THE WORLDCOM OFFER. YOUR VOTE AGAINST THE BT/MCI MERGER AGREEMENT DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE WORLDCOM OFFER, AND YOUR FAILURE TO VOTE AGAINST THE BT/MCI MERGER AGREEMENT DOES NOT PREVENT YOU FROM TENDERING YOUR SHARES PURSUANT TO THE WORLDCOM OFFER.

    IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF MCI, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE BT/MCI MERGER AGREEMENT BY SIGNING, DATING AND MAILING THE ENCLOSED WHITE PROXY CARD.

    WORLDCOM WILL WITHDRAW THE WORLDCOM OFFER IF THE STOCKHOLDERS OF MCI APPROVE THE BT/MCI MERGER AGREEMENT.

    YOUR VOTE IS IMPORTANT NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

    THIS PROXY STATEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED PURSUANT TO THE WORLDCOM OFFER OR THE WORLDCOM MERGER OR ANY SIMILAR BUSINESS COMBINATION INVOLVING WORLDCOM AND MCI. THE ISSUANCE OF SUCH SECURITIES WOULD HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF SUCH ACT.

    Only Stockholders of record on the Record Date are entitled to vote.

    1. If your Shares are held in your own name, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. If your shares are held in the name of a brokerage firm, bank or other institution, please sign, date and return the WHITE proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm.

    2. Please be sure your latest dated proxy is a WHITE card voting AGAINST the BT proposal. If you have already voted for the BT proposal on MCI's [color] proxy card, it is not too late to change your vote; simply sign, date and return the WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.
    If you have any questions or require any assistance in voting your shares, please call:




                                     [LOGO]

                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                 BANKS AND BROKERS CALL COLLECT: (212) 929-5500

                    ALL OTHERS CALL TOLL-FREE 1-800-322-2885

                                  INTRODUCTION


    On October 1, 1997, WorldCom announced its intention to commence the WorldCom Offer to exchange shares of WorldCom Common Stock for each Share. The holder of each Share validly tendered on or prior to the Expiration Date and not properly withdrawn will be entitled to receive that number of shares of WorldCom Common Stock equal to the Exchange Ratio. Cash will be paid in lieu of any
fractional shares of WorldCom Common Stock. On             , the closing price
of WorldCom Common Stock as reported on The Nasdaq National Market was
$         . Based on a WorldCom Average Price equal to that amount, each Share would be exchanged for WorldCom Common Stock having a market value of
$         . See "The WorldCom Offer--The Exchange Ratio" below for a chart setting forth a range of possible WorldCom Average Prices and the corresponding Exchange Ratios. WorldCom will, as soon as practicable after consummation of the WorldCom Offer, consummate the WorldCom Merger, pursuant to which each outstanding Share (except for Shares held in the treasury of MCI) would be converted into the right to receive a number of shares of WorldCom Common Stock equal to the Exchange Ratio. Pursuant to the Restated Certificate of Incorporation of MCI, the consent of the holders of a majority of the shares of the Class A Common Stock is required for any "Business Combination" involving MCI (which, as defined, would include the WorldCom Merger but would not include the exchange of shares pursuant to the WorldCom Offer) to be effected prior to October 1998. As of the date hereof, WorldCom believes that all of the Class A Common Stock is held by BT. Accordingly, the consent of BT would be required in order to effect the WorldCom Merger prior to October 1998. It is WorldCom's current intention to consummate the WorldCom Offer as soon as the conditions to the WorldCom Offer described in the WorldCom Preliminary Prospectus are satisfied and to consummate the WorldCom Merger in October 1998, or earlier if the consent of BT is obtained. The WorldCom Offer by its terms will expire on
           , 1997, but WorldCom currently intends to extend such offer from time to time until all conditions thereto have been satisfied or waived. The WorldCom Offer will be made solely pursuant to the WorldCom Prospectus and the related Letter of Transmittal, which will be separately mailed to Stockholders. For additional information concerning the WorldCom Offer and the Revised BT Acquisition Proposal, see the WorldCom Preliminary Prospectus.


    - A VOTE AGAINST THE REVISED BT ACQUISITION PROPOSAL ALLOWS YOU THE OPPORTUNITY TO RECEIVE GREATER VALUE FOR YOUR SHARES.


    The WorldCom Offer provides a significant premium to the market value of the
Revised BT Acquisition Proposal--a $    per Share premium, based on closing
prices on          , 1997. See "Comparison of the Proposals--Purchase Price"
below.



    - A VOTE AGAINST THE REVISED BT ACQUISITION PROPOSAL WILL SATISFY ONE OF THE CONDITIONS OF THE WORLDCOM OFFER.



    One condition of the WorldCom Offer is that Stockholders disapprove the Revised BT Acquisition Proposal at the Special Meeting. WorldCom will not acquire Shares pursuant to the WorldCom Offer unless this condition has been satisfied. Thus, a vote against the Revised BT Acquisition Proposal moves all Stockholders closer to being able to benefit from the WorldCom Offer. For a description of certain other conditions of the WorldCom Offer, see "The WorldCom Offer" below.


    - A VOTE AGAINST THE REVISED BT ACQUISITION PROPOSAL SENDS A STRONG MESSAGE TO THE MCI BOARD THAT YOU WANT THE WORLDCOM OFFER TO SUCCEED.

    By voting against the Revised BT Acquisition Proposal, Stockholders can demonstrate their support for the proposed combination of MCI and WorldCom. We think the Stockholders themselves should have the right to decide whether the WorldCom Offer is in their best interests.


    Failure to vote against the Revised BT Acquisition Proposal will not prevent you from tendering your Shares in the WorldCom Offer, and a vote against the Revised BT Acquisition Proposal will not obligate you to tender your Shares pursuant to the WorldCom Offer. However, we believe that a vote against the Revised BT Acquisition Proposal will help secure the success of the WorldCom Offer.

    THE PURPOSE OF THIS PROXY SOLICITATION IS TO ENABLE STOCKHOLDERS TO DECIDE FOR THEMSELVES WHICH PROPOSAL IS SUPERIOR AND TO ACT ACCORDINGLY. WORLDCOM IS SOLICITING PROXIES FROM STOCKHOLDERS AGAINST THE REVISED BT ACQUISITION PROPOSAL. WORLDCOM URGES ALL STOCKHOLDERS TO VOTE AGAINST APPROVAL AND ADOPTION OF THE BT/MCI MERGER AGREEMENT.


    WorldCom cannot complete the WorldCom Offer if the Stockholders approve the BT/MCI Merger Agreement. Thus, WorldCom urges Stockholders to vote AGAINST the Revised BT Acquisition Proposal and preserve the opportunity to accept the higher value WorldCom Offer. If Stockholders do not approve and adopt the BT/MCI Merger Agreement, WorldCom believes the MCI Board would respect the Stockholders' vote, remove the existing obstacles to the completion of the WorldCom Offer (e.g., the MCI "poison pill" rights plan) and allow that offer to proceed. WorldCom believes that if the Stockholders disapprove the Revised BT Acquisition Proposal at the Special Meeting, the MCI Board will interpret this disapproval as an indication that the Stockholders prefer the WorldCom Offer. WorldCom believes that the MCI Board will conclude that, because the Stockholders approved the Original BT Acquisition Proposal in April 1997, a vote against the Revised BT Acquisition Proposal could not be reasonably interpreted as a desire on the part of the Stockholders to keep MCI as an independent company. Accordingly, such a vote could only indicate that the Stockholders want to be able to accept the WorldCom Offer. WorldCom believes that, under those circumstances, the MCI Board would willingly act in accordance with the Stockholders' expressed preference, and would not attempt to perpetuate its position in defiance of that view. In any event, WorldCom will continue its currently pending litigation, which alleges that the MCI Board is required by its fiduciary duties to maximize shareholder value (because the BT/MCI Merger Agreement constitutes a sale of control of MCI) and accordingly to remove the existing obstacles (including the "poison pill" rights plan) to a combination with WorldCom. Since the WorldCom Offer is conditioned upon, among other things, WorldCom being satisfied in its sole discretion that the "poison pill" rights are invalid or are not applicable to the acquisition of the Shares pursuant to the WorldCom Offer and the WorldCom Merger, if the MCI Board does not amend the "poison pill" rights and if WorldCom is not successful in its litigation intended to require the MCI Board to amend the "poison pill" rights, the WorldCom Offer could not be consummated.


                         BACKGROUND OF THE SOLICITATION


    THE ORIGINAL BT ACQUISITION PROPOSAL. The following information concerning MCI and BT has been derived from information filed by them with the Securities and Exchange Commission (the "Commission"). BT acquired a 20% ownership interest in MCI in 1994, and the companies subsequently created a joint venture known as Concert Communications Company to provide global communications services. On November 3, 1996, MCI entered into an Agreement and Plan of Merger with BT and BT Sub (the "Original BT/MCI Merger Agreement"), under which the stockholders of MCI and of BT would become the owners of a combined company, to be known as Concert plc ("Concert"). In the transaction, each share of MCI Common Stock would have been converted into the equivalent of 0.54 Concert American Depositary Shares ("ADSs") plus $6.00 cash (the "Original BT Acquisition Proposal"). For more information about the Original BT Acquisition Proposal, see the Proxy Statement/Prospectus of MCI and BT dated March 3, 1997 (the "Original BT/MCI Proxy Statement/Prospectus"). The Original BT Acquisition Proposal was approved by the MCI and BT stockholders in April 1997 and by the European Commission on May 14, 1997. MCI and BT agreed to amendments to an existing consent decree that were proposed by the Department of Justice ("DOJ") on July 7, 1997, and the acquisition was approved by the Federal Communications Commission (the "FCC") on August 21, 1997.



    THE REVISED BT ACQUISITION PROPOSAL. On July 10, 1997, MCI announced that previously-unanticipated material charges for 1997 could be incurred in its local communications business. Following this announcement, MCI and BT conducted a joint management review and subsequently announced, on August 22, 1997, the Revised BT Acquisition Proposal, pursuant to which each outstanding share of MCI Common Stock would be converted into the equivalent of 0.375 Concert ADSs plus a
cash payment of $7.75. As of the close of business on            , 1997, the
market valuation of the Revised BT

Acquisition Proposal was $ per Share (without reduction to give effect to the expected 1998 dividends payable to BT shareholders (L2 ($ based on the
exchange rates prevailing on            , 1997)) that would not be payable to
holders of Shares).



    THE WORLDCOM OFFER. On October 1, 1997, WorldCom announced its intention to make the WorldCom Offer. In a publicly-released letter to Bert C. Roberts, Jr., the Chairman and Chief Executive Officer of MCI, describing the WorldCom Offer, Bernard J. Ebbers, the President and Chief Executive Officer of WorldCom, noted that the WorldCom Offer represented a 41% premium to MCI's closing stock price on September 30, 1997 and that the WorldCom Offer was valued at approximately $30 billion--a premium of $9 billion to the market's valuation of the Revised BT Acquisition Proposal as of September 30, 1997. Mr. Ebbers described WorldCom's intention to establish a voting trust (the "Voting Trust") that would permit WorldCom to consummate the exchange offer prior to receipt of final FCC and state public utility commission ("PUC") approvals. Mr. Ebbers noted that clearances by U.S. and other antitrust authorities are the only regulatory conditions to the WorldCom Offer other than FCC approval of the Voting Trust and that WorldCom was confident that it would obtain such clearances not later than the first quarter of 1998. Mr. Ebbers stated that WorldCom expected that MCI's management would be an important part of the combined company and that WorldCom would welcome members of MCI's Board to its Board. Mr. Ebbers stated that WorldCom was prepared to meet promptly with MCI and BT to achieve a negotiated transaction. Mr. Ebbers indicated WorldCom's willingness to enter into a merger agreement between WorldCom and MCI with terms substantially similar to the existing BT/MCI Merger Agreement, including the absence of a material adverse change condition and the requirement that WorldCom pay a $750 million termination fee if WorldCom's shareholders fail to approve the issuance of WorldCom Common Stock in the WorldCom Merger. Mr. Ebbers stated that WorldCom also believes that a negotiated transaction could be structured to be accounted for as a pooling of interests (assuming that the transaction were structured as a single-step merger, that the approval of not less than 90% of the holders of MCI Common Stock and Class A Common Stock (I.E., BT) were obtained and that MCI otherwise qualifies as a company that may participate in a pooling of interests transaction). Mr. Ebbers stated that WorldCom also believes that such a negotiated pooling transaction would be even more beneficial to the stockholders of MCI, BT and WorldCom than the WorldCom Offer because it would be expected to be more accretive to WorldCom's earnings per share than the WorldCom Offer. Although cash flows from operations would not differ between purchase versus pooling treatment, under pooling of interests treatment, earnings per share would improve due to the elimination of the amortization associated with the intangible assets that would otherwise be recorded under the purchase method.



    LITIGATION. On October 1, 1997, WorldCom filed a complaint in the Delaware Court of Chancery against MCI, the members of the MCI Board, BT and BT Sub. The complaint seeks, among other things, (i) preliminary and permanent injunctive relief enjoining MCI and its directors from breaching their fiduciary duty to their stockholders by entering into or consummating the Revised BT Acquisition Proposal without giving MCI's stockholders an opportunity to accept the WorldCom Offer and enjoining BT and BT Sub from aiding and abetting that breach, (ii) preliminary and permanent injunctive relief enjoining MCI and its directors from conducting any stockholder vote on the Revised BT Acquisition Proposal that differs procedurally from the stockholder votes contemplated by the BT/MCI Merger Agreement (prior to any amendments thereto) and enjoining BT and BT Sub from aiding and abetting the same, (iii) preliminary and permanent injunctive relief requiring MCI and the defendant directors to take all steps necessary to amend the Rights to make them inapplicable to the WorldCom Offer, (iv) preliminary and permanent injunctive relief preventing MCI from otherwise taking actions that impede or delay the WorldCom Offer, (v) preliminary and permanent injunctive relief enjoining defendants from enforcing the termination fee provisions of the BT/MCI Merger Agreement and (vi) an order declaring that the WorldCom Offer does not constitute tortious interference with, or any other business-related tort in connection with, the proposed acquisition of MCI by BT.


    TERMINATION AND TERMINATION FEE PROVISIONS OF THE BT/MCI MERGER
AGREEMENT. In connection with the Revised BT Acquisition Proposal, the termination provisions of the BT/MCI Merger Agreement were amended to provide that the BT/MCI Merger Agreement can be terminated (a) by mutual written consent of BT and MCI, (b) by either MCI or BT if the effective time of the merger provided for thereunder has not occurred by December 31, 1997 (extendable to April 30, 1998 under certain circumstances), (c) by either MCI or BT if any governmental entity has issued an order or taken any other action prohibiting the transaction or has failed to issue an order that is required to permit the transaction, (d) by either MCI or BT if the approval of the stockholders of MCI or of BT required for the consummation of the merger provided for thereunder (or in the case of BT, the issuance of Concert ADSs) is not obtained, (e) by either MCI or BT if the Board of Directors of the other party withdraws its recommendation of the BT/MCI Merger Agreement, fails to reaffirm its recommendation on request or approves any acquisition (other than by the other party) prior to the applicable stockholders meeting, (f) by either MCI or BT if, as a result of a Superior Proposal (as defined in the BT/MCI Merger Agreement), such party determines in good faith that its fiduciary obligations under applicable law require that the Superior Proposal be accepted or (g) by either MCI or BT if the other party is in breach of the BT/MCI Merger Agreement.



    MCI would be required to pay BT a termination fee of $450 million plus expenses of up to $15 million if (x) BT terminates the BT/MCI Merger Agreement pursuant to the provision described in clause (e) above while an Acquisition Proposal (as defined in the BT/MCI Merger Agreement) is pending or (y) if MCI terminates the BT/MCI Merger Agreement pursuant to the provision described in clause (f) above. Although MCI could be required to pay BT the termination fee plus expenses described above if, in response to the WorldCom Offer, MCI were to change, withdraw or fail to reaffirm its recommendation of the BT/MCI Merger Agreement or approve a transaction with WorldCom, or if MCI were to terminate the BT/MCI Merger Agreement on the grounds that the WorldCom Offer constitutes a Superior Proposal that the MCI Board determines it is required to accept, UNDER THE TERMS OF THE BT/MCI MERGER AGREEMENT AS AMENDED, MCI WOULD NOT BE REQUIRED TO PAY A TERMINATION FEE IF THE BT/MCI MERGER AGREEMENT IS TERMINATED BECAUSE APPROVAL OF THE STOCKHOLDERS OF MCI OF THE REVISED BT ACQUISITION PROPOSAL HAS NOT BEEN OBTAINED AT THE SPECIAL MEETING (SO LONG AS THE MCI BOARD HAD NOT MADE A DETERMINATION THAT THE WORLDCOM OFFER CONSTITUTES A SUPERIOR PROPOSAL OR CHANGED, WITHDRAWN OR FAILED TO REAFFIRM ITS RECOMMENDATION OF THE REVISED BT ACQUISITION PROPOSAL).



    MCI STOCKHOLDERS ARE EXPECTED TO VOTE ON THE REVISED BT ACQUISITION PROPOSAL AT THE SPECIAL MEETING. Assuming MCI's stockholders disapprove the BT/MCI Merger Agreement, the BT/MCI Merger Agreement condition to the WorldCom Offer will then be satisfied. WorldCom believes that the MCI Board would at that point respect the vote of MCI's stockholders and remove the existing obstacles to the WorldCom Offer and WorldCom Merger, thereby satisfying the Rights Plan condition to the WorldCom Offer. WorldCom also intends to pursue its currently pending litigation in order to satisfy the Rights Plan condition.



                               THE WORLDCOM OFFER



    GENERAL. On October 1, 1997, WorldCom announced its intention to commence the WorldCom Offer. The purpose of the WorldCom Offer is for WorldCom to obtain control of, and ultimately the entire common equity interest in, MCI. The WorldCom Offer will be made solely pursuant to the WorldCom Prospectus and the related Letter of Transmittal, which will be separately mailed to Stockholders. For additional information concerning the WorldCom Offer and the Revised BT Acquisition Proposal, see the WorldCom Preliminary Prospectus. This Proxy Statement is neither a request for the tender of Shares nor an offer with respect thereto.



    THE EXCHANGE RATIO. Pursuant to the WorldCom Offer, the holder of each Share validly tendered on or prior to the Expiration Date (11:59 p.m., New York
City time, on               , 1997 unless and until WorldCom extends the period
of time for which the WorldCom Offer is open, in which event, the latest date and time at which the WorldCom Offer as so extended by WorldCom shall expire) and not properly withdrawn will be entitled to receive that number of shares of WorldCom Common Stock equal to the Exchange Ratio. The "Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $41.50 by the WorldCom Average Price (the average of the high and low sales prices of WorldCom Common Stock as reported on The Nasdaq National Market on each of the twenty consecutive trading days ending with the third trading day immediately preceding the Expiration Date); provided, that the Exchange Ratio shall not be less than 1.0375 nor greater than 1.2206. Accordingly, each Share will be exchanged for WorldCom Common Stock having a market value of $41.50 if the WorldCom Average Price is between $40.00 and $34.00. If the WorldCom Average Price is greater than $40.00, each Share will be exchanged for WorldCom Common Stock having a market value of more than $41.50 and, conversely, if the WorldCom Average Price is less than $34.00, each Share will be exchanged for WorldCom Common Stock having a market value of less than $41.50. Cash will be paid in
lieu of any fractional shares of WorldCom Common Stock. On               the
closing price of WorldCom Common Stock as reported on The Nasdaq National Market
was $            . Based on a WorldCom Average Price equal to that amount, each
Share would be exchanged for WorldCom Common Stock having a market value of
$              . The following chart sets forth a range of possible WorldCom
Average Prices and the corresponding Exchange Ratios and values to holders of Shares. The WorldCom Average Prices set forth below are for illustrative purposes only. There can be no assurance that the actual WorldCom Average Price will be in the range set forth below.



              VALUE OF THE WORLDCOM OFFER AND THE WORLDCOM MERGER
                      AT SELECTED WORLDCOM AVERAGE PRICES



 WORLDCOM                  VALUE TO
  AVERAGE     EXCHANGE    HOLDERS OF
   PRICE        RATIO       SHARES
-----------  -----------  -----------
    $32.00       1.2206    $   39.06
     32.50       1.2206        39.67
     33.00       1.2206        40.28
     33.50       1.2206        40.89


--------------------------------------------------------------------------------


     34.00       1.2206        41.50
     34.50       1.2029        41.50
     35.00       1.1857        41.50
     35.50       1.1690        41.50
     36.00       1.1528        41.50
     36.50       1.1370        41.50
     37.00       1.1216        41.50
     37.50       1.1067        41.50
     38.00       1.0921        41.50
     38.50       1.0779        41.50
     39.00       1.0641        41.50
     39.50       1.0506        41.50
     40.00       1.0375        41.50


--------------------------------------------------------------------------------


     40.50       1.0375        42.02
     41.00       1.0375        42.54
     41.50       1.0375        43.06
     42.00       1.0375        43.58



    CONDITIONS OF THE WORLDCOM OFFER. WorldCom's obligation to exchange shares of WorldCom Common Stock for Shares pursuant to the WorldCom Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares that will constitute at least a majority of the total number of outstanding Shares on a fully diluted basis as of the Expiration Date, (ii) approval of the issuance of shares of the WorldCom Common Stock pursuant to the WorldCom Offer and of the WorldCom Merger by the vote of the holders of shares of WorldCom capital stock representing a majority of the total votes cast on such proposal, voting as a single class, at a meeting of such holders, (iii) the stockholders of MCI having disapproved the BT/MCI Merger Agreement, as amended, at the Special Meeting, (iv) WorldCom being satisfied in its sole discretion that the Rights are invalid and are not applicable to the acquisition of the Shares pursuant to the WorldCom Offer and the WorldCom Merger, (v) the receipt of approval from the Federal Communications Commission (the "FCC") to the interim transfer of control of MCI to an independent voting trustee in accordance with the FCC's Policy Statement on Tender Offers and Proxy Contests,
(vi) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the acquisition of Shares pursuant to the WorldCom Offer and the WorldCom Merger and the receipt of all requisite foreign antitrust approvals and (vii) certain other conditions described in the WorldCom Prospectus.



    THE WORLDCOM MERGER. WorldCom will, as soon as practicable after consummation of the WorldCom Offer, effect the WorldCom Merger. Pursuant to the WorldCom Merger, each outstanding Share (except Shares held in the treasury of MCI) would be converted into the right to receive the number of shares of WorldCom Common Stock equal to the Exchange Ratio. Pursuant to the Restated Certificate of Incorporation of MCI, the consent of the holders of a majority of the shares of the Class A Common Stock is required for any "Business Combination" involving MCI (which, as defined, would include the WorldCom Merger but would not include the exchange of shares pursuant to the WorldCom Offer) to be effected prior to October 1998. As of the date hereof, WorldCom believes that all of the Class A Common Stock is held by BT. Accordingly, the consent of BT would be required in order to effect the WorldCom Merger prior to October 1998. It is WorldCom's current intention to consummate the WorldCom Offer as soon as the conditions to the WorldCom Offer are satisfied and to consummate the WorldCom Merger in October 1998 or earlier if the consent of BT is obtained.



                          COMPARISON OF THE PROPOSALS


    PURCHASE PRICE. The WorldCom Offer provides a significant premium to the market value of the Revised BT Acquisition Proposal.

                       IMPLIED PURCHASE PRICE PER SHARE*


                                                   REVISED BT
        DATE            THE WORLDCOM OFFER    ACQUISITION PROPOSAL       DIFFERENTIAL
               , 1997            $                      $                      $



*    Based on the closing price per share of WorldCom Common Stock and BT ADSs,
     as the case may be, on                , 1997, plus in the case of the
     Revised BT Acquisition Proposal, $7.75 in cash. The value of BT ADSs has not been reduced to give effect to the expected 1998 dividends payable to BT shareholders (L2($ based on the exchange rates prevailing on
                    , 1997)) that would not be received by holders of Shares. The relative market values of the WorldCom Offer and the Revised BT Acquisition Proposal may vary based on changes in the market values of WorldCom Common Stock and BT ADSs.



    FEDERAL INCOME TAX CONSEQUENCES. The WorldCom Offer is structured to be tax-free to holders of Shares, while the Revised BT Acquisition Proposal would result in holders of Shares being taxed on gain from the exchange to the extent of the cash received. WorldCom believes that exchanges of Shares for WorldCom Common Stock pursuant to the WorldCom Offer and the WorldCom Merger, as described in the WorldCom Preliminary Prospectus, should be treated for federal income tax purposes as exchanges pursuant to a plan of reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, no gain or loss should be recognized by holders of Shares upon such exchanges, except with respect to the receipt of cash in lieu of fractional shares of WorldCom Common Stock.


    According to the Original BT/MCI Proxy Statement/Prospectus, a MCI stockholder exchanging Shares for Concert ADSs and cash will realize gain measured by the excess, if any, of (i) the sum of the amount in cash and the fair market value of the Concert ADSs received over (ii) such stockholder's tax basis in the Shares, which realized gain will be taxable to the extent of the cash received. ACCORDINGLY, EVEN IF THE MARKET VALUE OF THE REVISED BT ACQUISITION PROPOSAL WERE EQUAL TO THE MARKET VALUE OF THE WORLDCOM OFFER, MCI STOCKHOLDERS WOULD RETAIN MORE VALUE UNDER THE WORLDCOM OFFER BECAUSE OF ITS TAX-FREE NATURE.

    VALUE OF COMBINED COMPANY'S STOCK FOLLOWING THE TRANSACTION. As noted above, the WorldCom Offer provides a substantial premium to holders of Shares compared to the Revised BT Acquisition Proposal. However, MCI stockholders should also consider the prospects of the combined company that would result from each proposed transaction in assessing the likely value of each prospective combined company's stock after a combination with MCI. WorldCom believes that MCI stockholders would be better positioned to realize higher returns in the future through ownership of a WorldCom/MCI combined entity than through ownership of a BT/MCI combined entity. The WorldCom Offer and the WorldCom Merger are expected to be accretive to WorldCom's earnings by as much as 22% in the first year after closing with synergies of approximately $2.5 billion in the first year, growing to approximately $5 billion in the fifth year. These synergies are expected to result from better utilization of the combined network and other operational savings. Because WorldCom has already established extensive domestic local network facilities, a WorldCom combination with MCI is expected to achieve significantly higher synergies than possible under the Revised BT Acquisition Proposal. See "--Synergies" and "Cautionary Statement Regarding Forward-Looking Statements" below.



    Historical returns realized by WorldCom stockholders (which are not necessarily indicative of future results) over the past decade have exceeded those realized by investors in all other U.S. telecommunications companies. WorldCom has provided investors with a total compound annual return of 55.8%, compared to 4.3% for MCI and 9.4% for BT, since the beginning of 1990. As described below under "Strategic Fit", both MCI and WorldCom stockholders are expected to benefit from the opportunity to own an entrepreneurial telecommunications operator with a proven track record of shareholder value creation.



    According to the Original BT/MCI Proxy Statement/Prospectus, in considering the Original BT Acquisition Proposal, the MCI Board considered concerns expressed by members of MCI's management that BT's earnings forecasts indicated slow to moderate growth and that BT had been losing market share and could continue to do so in light of the new competitive environments in the U.K. and Europe. According to the Original BT/MCI Proxy Statement/Prospectus, in determining to approve the Original BT Acquisition Proposal despite these concerns, the MCI Board relied in part upon "the anticipated benefits to be received by the MCI stockholders in the proposed merger" (a consideration that MCI stockholders may now want to reevaluate given the significantly lower value of the Revised BT Acquisition Proposal as compared to the Original BT Acquisition Proposal) and the MCI Board's view at the time that it was unlikely that MCI would be able to "negotiate a combination with another company on terms superior to the proposed Merger with BT." Given the reduced value of the Revised BT Acquisition Proposal as compared to the Original BT Acquisition Proposal and the availability of the WorldCom Offer--a merger proposal with a market value significantly in excess of the market value of the Revised BT Acquisition Proposal--as an alternative, WorldCom believes that MCI's original rationale for combining with an entity whose future growth is expected to be slow to moderate no longer applies.



    If WorldCom obtains all of the Shares pursuant to the WorldCom Offer and/or if the WorldCom Merger is consummated, former MCI stockholders would own approximately 45% of the outstanding shares of WorldCom Stock, based on (i) an assumed Exchange Ratio of 1.1731 -- the Exchange Ratio implied by the closing price of WorldCom Common Stock on September 30, 1997, the last trading day before the announcement of WorldCom's intention to make the WorldCom Offer (the actual Exchange Ratio may vary as described above; a higher Exchange Ratio (which would result from a lower WorldCom Average Price) would result in a greater pro forma ownership and a lower Exchange Ratio (which would result from a higher WorldCom Average Price) would result in a smaller pro forma ownership),
(ii) the number of outstanding Shares as reported in MCI's Current Report on Form 8-K dated August 26, 1997 (without giving effect to the possible exercise of outstanding MCI stock options or the possible issuance of Shares pursuant to outstanding MCI incentive stock units), including the Shares into which the outstanding shares of Class A Common Stock would be automatically converted in accordance with the provisions of MCI's Restated Certificate of Incorporation upon the tender of such shares pursuant to the WorldCom Offer and (iii) the number of outstanding shares of WorldCom Common Stock as of September 30, 1997

(without giving effect to possible conversion of outstanding shares of WorldCom preferred stock, the possible exercise of outstanding WorldCom stock options or the issuance of shares pursuant to the possible acquisitions of CompuServe Corporation or Brooks Fiber Properties, Inc. ("BFP")). Based on the foregoing, if WorldCom obtains 51% of the Shares pursuant to the WorldCom Offer, former MCI stockholders would own approximately 31% of the outstanding shares of WorldCom Common Stock. By comparison, under the Revised BT Acquisition Proposal, former stockholders of MCI would only own about 25% of the combined entity.



    SYNERGIES. WorldCom believes that MCI stockholders, as well as MCI's customers, employees and the communities it serves, would realize benefits from the WorldCom Offer and the WorldCom Merger that are greater than the benefits that would be realized if MCI either remains an independent entity or is acquired by BT. WorldCom believes such greater benefits would be realized through the following operational and structural synergies:


    - Operational cost savings. Operational cost savings are expected to be realized primarily in four areas: avoided costs in MCI local activities; reduced sales, general and administrative costs in the combined company's domestic operations; reduced domestic network costs; and reduced network costs associated with terminating international traffic.

       -- AVOIDED COSTS IN MCI'S LOCAL ACTIVITIES. As a result of WorldCom's existing extensive local network and operations, the combined company will be able to execute MCI's plans to expand in the local market at a lower cost than MCI would be able to on a standalone basis. The combined company will avoid the need to duplicate certain sales, marketing and administrative functions and will enjoy reduced network costs resulting from the more rapid transfer of traffic to the combined company's network facilities.

       -- REDUCED SALES AND ADMINISTRATIVE COSTS IN THE COMBINED COMPANY'S
         DOMESTIC OPERATIONS. The increased scale of activities in the combined company's operations will result in opportunities to reduce costs by avoiding expenditures on duplicative activities, greater purchasing power and the adoption of best practices in cost containment across the entire company.

       -- REDUCED DOMESTIC NETWORK COSTS. As a result of WorldCom's existing extensive local network, the combined company will carry an increased proportion of its domestic traffic on its own local network facilities resulting in a reduction in leased line costs and access costs associated with switched traffic. By combining WorldCom's and MCI's traffic, a reduction in variable network costs such as in-WATS, out-WATS and directory services are expected as a result of the combined company's greater purchasing power.


       -- REDUCED COST OF TERMINATING INTERNATIONAL TRAFFIC. MCI currently enjoys more extensive settlement agreements for international traffic than does WorldCom. The combined company will benefit from terminating traffic on its facilities. In addition, as a result of WorldCom's construction of transatlantic facilities and network facilities in Europe, the combined company will be able to lower MCI's average costs of terminating certain traffic in Europe.



      Taking into account the costs expected to be incurred in achieving these potential operational savings and the time required to implement plans to lower costs, aggregate pre-tax operational costs savings (including avoided sales and administrative expenses and network costs in MCI's local activities, reduced sales and administrative expenses in the combined domestic operations excluding local activities, savings in domestic fixed and variable network costs, and reduced costs in terminating certain international traffic of the combined company, but excluding interest and depreciation savings) of between $2.0 billion and $2.7 billion are expected in 1999 and between $4.0 billion and $4.6 billion in 2002.


    - Capital expenditure savings. Capital expenditure savings are expected to be realized primarily in two areas: the combined company's domestic long distance network activities and the combined company's local network buildout. Capital expenditures relating to the combined company's long distance activities will be reduced primarily as a result of avoided duplicative fixed capital expenses and the cost benefits realized from increased purchasing power. Capital expenditures relating to the combined company's local activities will be reduced primarily as a result of avoided duplicative capital expenditures.


      Taking into account the costs expected to be incurred in achieving these potential capital expenditure savings and the time required to implement plans to lower capital expenditures, aggregate capital expenditure savings (including avoided duplicative local capital spending and savings in domestic long distance capital costs) between $1.0 billion and $1.5 billion are expected in 1999 and between $1.5 billion and $1.6 billion in 2002.


    - Revenue benefits. WorldCom expects that the combined company will benefit from greater revenues than the two companies would enjoy on a standalone basis. This increase in revenues is expected to result primarily from a reduction in customer attrition and from cross-selling a broader range of products and services. Although WorldCom believes that the potential revenue benefits are substantial, no attempt has been made to quantify these potential benefits.


    WorldCom has a track record of successfully integrating acquisitions and has completed more than forty transactions over the past five years. The expertise WorldCom has gained from these transactions is expected to assist WorldCom and MCI in realizing the potential merger benefits. WorldCom's analyses of these potential savings and benefits were based on publicly available information (including documents filed with the Commission by MCI and other telecommunications companies and industry reports from the FCC and certain industry consultants), analysts' forecasts and WorldCom's knowledge of the telecommunications industry. See "Cautionary Statement Regarding Forward-Looking Statements."


    STRATEGIC FIT. The combination of MCI and WorldCom will accelerate competition--especially in local markets--by creating a company with the capital, marketing abilities and state-of-the-art network to compete against the incumbent network carriers, domestically and abroad.


    Unlike BT, WorldCom is already a seasoned competitor in the U.S. local market. WorldCom has an established presence in 52 local markets that will expand to 86 markets following completion of the BFP acquisition. WorldCom's local network would both accelerate MCI's local strategy and result in significant savings for the combined company. Creating a stronger competitor in the local market helps fulfill the intent of the Telecommunications Act of 1996. Moreover, WorldCom believes that its extensive local network would solve the widely recognized local market entry problem facing MCI.


    Combining WorldCom's pan-European fiber network in 12 cities in Europe with MCI's international operations will create a leading alternative provider of telecommunications services in key markets abroad. WorldCom and MCI will bring complementary skills to compete in rapidly deregulating global markets.


    TIMING CONSIDERATIONS.  The WorldCom Offer is currently scheduled to expire
on                 ; however, it is WorldCom's current intention to extend the
WorldCom Offer from time to time as necessary until all conditions to the WorldCom Offer have been satisfied or waived. WorldCom expects that the WorldCom Shareholder Approval Condition (as defined in the WorldCom Preliminary
Prospectus) will be satisfied by                 (the date by which it expects
to hold a special meeting of its shareholders to approve the issuance of shares of WorldCom Common Stock pursuant to the WorldCom Offer and WorldCom Merger) and that the other conditions to the WorldCom Offer could be satisfied not later than the first quarter of 1998.


    With respect to FCC and state PUC approval, WorldCom will establish the Voting Trust to facilitate the transaction. As a result, WorldCom believes that it will be able to consummate the WorldCom Offer prior to receipt of final FCC and state PUC approvals and that, accordingly, it could be in a position to consummate the WorldCom Offer not later than the first quarter of 1998. Given that BT and MCI must recirculate proxy materials to MCI stockholders reflecting the Revised BT Acquisition Proposal and schedule a second stockholders meeting, any acquisition of MCI by BT could not be consummated prior to the latter half of the fourth quarter of 1997, at the earliest. Accordingly, WorldCom does not believe that the Revised BT Acquisition Proposal offers any significant advantage over the WorldCom Offer in terms of timing of completion. While BT does have the ability under the terms of its Class A Common Stock to veto any second-step merger between a subsidiary of WorldCom and MCI until October 1998, BT's consent is not required in order for WorldCom to consummate the WorldCom Offer. Since the WorldCom Offer can be consummated without the need of any consent from BT and since the WorldCom Offer is being made for all outstanding Shares, the ability of BT to block a second-step merger until October 1998 need not delay the receipt of the WorldCom Common Stock by any holder of Shares.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS



    Certain statements contained in this Proxy Statement, including any forecasts, projections and descriptions of anticipated synergies referred to therein, and certain statements incorporated by reference from documents filed with the Commission by WorldCom and MCI, including any statements contained herein or therein regarding the development or possible assumed future results of operations of WorldCom's and MCI's businesses, the markets for WorldCom's and MCI's services and products, anticipated capital expenditures, regulatory developments and the effects of the WorldCom Offer and the WorldCom Merger, any statements preceded by, followed by or that include that words "believes," "expects," "anticipates," or similar expressions, and other statements contained or incorporated by reference herein regarding matters that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to WorldCom or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. WorldCom undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    WORLDCOM


    WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers domestically and internationally. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.


    WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to ATM-based backbone service and interconnection via Network Access Points to Internet service providers.



    Certain information concerning the directors and executive officers of WorldCom and other employees and representatives of WorldCom who may solicit proxies from Stockholders is set forth in Annex A hereto. Certain information concerning the Shares held by the persons described in the preceding sentence and by WorldCom, and certain transactions between any of them and MCI, is set forth in Annex B hereto.



                               OTHER INFORMATION



    Each of WorldCom and MCI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by each of WorldCom and MCI may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This Web site can be accessed at http://www.sec.gov. Shares of WorldCom's Common Stock, depositary shares representing WorldCom's Series A 8% Cumulative Convertible Preferred Stock, and the MCI Common Stock are included on The Nasdaq Stock Market and the reports, proxy statements and other information filed by WorldCom and MCI also can be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.


    The information concerning MCI and the Revised BT Acquisition Proposal contained herein has been taken from, or based upon, publicly available documents on file with the Commission and other publicly available information. WorldCom has not had access to the books and records of MCI. Accordingly, WorldCom does not take any responsibility for the accuracy or completeness of such information or for any failure by MCI to disclose events that may have occurred and may affect the significance or accuracy of any such information.


    Pursuant to Rule 12b-21 promulgated under the Exchange Act, WorldCom will request that MCI and its independent public accountants, Price Waterhouse LLP, provide to WorldCom the information required for complete disclosure concerning the business, operations, financial condition and management of MCI. WorldCom will provide any and all information that it receives from MCI or Price Waterhouse LLP prior to the Special Meeting and that WorldCom deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto.

    The BT/MCI Proxy Statement/Prospectus indicates that proposals of Stockholders that are intended to be presented by such Stockholders at MCI's 1998 Annual Meeting of Stockholders (if neither of the proposed mergers is consummated) must have been received by the Company no later than October 30, 1997 in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.



    Reference is made to the BT/MCI Proxy Statement/Prospectus for information concerning the Revised BT Acquisition Proposal, MCI, BT, Concert, the Shares, other information concerning Concert's and MCI's management and certain other matters regarding MCI, BT, Concert and the Special Meeting. WorldCom does not take any responsibility for the accuracy or completeness of any such information.


                             VOTING OF PROXY CARDS

PROCEDURAL INSTRUCTIONS


    The accompanying WHITE proxy card will be voted in accordance with the Stockholder's instructions on such WHITE proxy card. Stockholders may vote against the approval and adoption of the BT/MCI Merger Agreement or may abstain or may vote for such approval and adoption by marking the proper box on the WHITE proxy and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a Stockholder returns a WHITE proxy card that is signed, dated and not marked, that Stockholder will be deemed to have voted against approval and adoption of the BT/MCI Merger Agreement.


    Only Stockholders of record on the Record Date are eligible to give their proxies. Therefore, any Stockholder owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return the WHITE proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm.


    Approval and adoption of the BT/MCI Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of MCI Common Stock and Class A Common Stock, voting together as a single class, and the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class. Each Share is entitled to one vote. According to the BT/ MCI Proxy Statement/Prospectus, as of the close of
business on the Record Date, there were outstanding       shares of MCI Common
Stock and       shares of Class A Common Stock. As of the date hereof, WorldCom beneficially owns 602 Shares. Shares not voted (including broker non-votes) and Shares voted to abstain from such vote will have the same effect as a vote against the Revised BT Acquisition Proposal.


    WORLDCOM STRONGLY RECOMMENDS A VOTE AGAINST THE REVISED BT ACQUISITION PROPOSAL.

    Whether or not you plan to attend the Special Meeting, we urge you to vote AGAINST the Revised BT Acquisition Proposal by so indicating on the enclosed WHITE proxy and immediately mailing it in the enclosed envelope. You may do this even if you have already sent in the [color] proxy solicited by the MCI Board. IT IS THE LAST DATED PROXY THAT COUNTS. Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

    WORLDCOM URGES YOU TO VOTE AGAINST THE BT/MCI MERGER AGREEMENT AND PRESERVE YOUR OPPORTUNITY TO ACCEPT THE HIGHER VALUE WORLDCOM OFFER. IF YOU WANT THE WORLDCOM OFFER TO SUCCEED, VOTE AGAINST THE BT/MCI MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

REVOCATION OF PROXIES


    An executed proxy may be revoked at any time prior to its exercise by submitting another proxy relating to the same Shares with a later date (including by submitting a later dated proxy relating to the same Shares to MCI), by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by sending a written, signed, dated revocation which clearly identifies the proxy being revoked to either (a) WorldCom in care of

MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010, or (b) the principal executive offices of MCI at 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20006, Attention: Corporate Secretary. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. WorldCom requests that a copy of any revocation sent to MCI also be sent to WorldCom in care of MacKenzie Partners, Inc. at the above address so that WorldCom may more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the Shares then outstanding.


    IF YOU HAVE ALREADY SENT A PROXY CARD TO THE BOARD OF DIRECTORS OF MCI, YOU MAY REVOKE THAT PROXY CARD AND VOTE AGAINST THE BT/MCI MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY CARD IS THE ONLY ONE THAT COUNTS.

APPRAISAL RIGHTS

    According to the BT/MCI Proxy Statement/Prospectus, Stockholders have the right to demand appraisal of their Shares and to receive, instead of what BT is offering in the Revised BT Acquisition Proposal, an amount that the Delaware Court of Chancery decides is the "fair value" of the Shares.

                              OWNERSHIP OF SHARES

    Each Share is entitled to one vote, and the MCI Common Stock and the Class A Common Stock are the only classes of securities of MCI currently entitled to vote at the Special Meeting. According to MCI's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, there were 47,472 holders of record of MCI Common Stock, and one holder of record of Class A Common Stock, as of February 14, 1997, and according to MCI's Current Report on Form 8-K dated August 26, 1997, as of August 19, 1997, there were 558,420,209 shares of MCI Common Stock and 135,998,932 shares of Class A Common Stock outstanding.


    The following table sets forth the share ownership of all persons who own beneficially more than 5% of MCI's outstanding Shares as of December 31, 1996 to the extent known by the persons on whose behalf the Proxy Solicitation is being made. The information below with respect to such beneficial ownership is based upon information contained in the Original BT/MCI Proxy Statement/Prospectus.


                                                                          AMOUNT
                                                                       AND NATURE OF
                                                                   BENEFICIAL OWNERSHIP
TITLE OF CLASS            NAME AND ADDRESS OF BENEFICIAL OWNER         OF SHARES(1)         PERCENT OF CLASS
---------------------  ------------------------------------------  ---------------------  ---------------------
Common Stock           FMR Corp.                                           36,782,809(1)          6.7%
                       82 Devonshire Street
                       Boston, Massachusetts
Common Stock           Mellon Bank Corporation                             28,798,000(2)          5.3%
                       One Mellon Center
                       Pittsburgh, Pennsylvania
Common Stock           The Capital Group Companies, Inc.                   27,537,500(3)          5.0%
                       333 South Hope Street
                       Los Angeles, California
Class A Common Stock   British Telecommunications plc                     135,998,932(4)          100%
                       81 Newgate Street
                       London, U.K.

------------------------

(1) FMR Corp. has (i) sole voting power with respect to 3,362,311 of these shares and (ii) sole dispositive power with respect to 36,782,869 of these shares.

(2) Mellon Bank Corporation has (i) sole voting power with respect to 5,193,000 of these shares, (ii) shared voting power with respect to 174,000 of these shares, (iii) sole investment power with respect to 5,485,000 of these shares and (iv) shared investment power with respect to 3,394,000 of these shares.

(3) The Capital Group Companies, Inc. has (i) sole voting power with respect to 6,184,800 of these shares and (ii) sole dispositive power with respect to 27,537,500 of these shares.

(4) BT has sole voting and investment power with respect to all these shares. These shares are convertible into shares of MCI Common Stock, and upon conversion would, when aggregated with the 732,499 shares of MCI Common Stock beneficially owned by BT, total 136,731,431 shares of MCI Common Stock or approximately 20% of the issued and outstanding shares of MCI Common Stock at February 14, 1997.


    For information relating to the ownership of Shares by the current directors and executive officers of MCI, see Annex C hereto.


    The Original BT/MCI Proxy Statement/Prospectus contains additional information concerning the Shares, beneficial ownership of the Shares by and other information concerning MCI's directors and officers, compensation paid to executive officers, and the principal holders of Shares.

                            SOLICITATION OF PROXIES


    Proxies will be solicited by mail, telephone, telegram, facsimile transmission, other electronic communication methods and advertisement and in person. Solicitations may be made by directors, executive officers and other representatives of WorldCom, none of whom will receive additional compensation for such solicitation. See Annex A hereto for a listing of such persons.


    In addition, WorldCom has retained MacKenzie Partners, Inc. ("MacKenzie") to assist and to provide advocacy services in connection with this Proxy Solicitation for which MacKenzie will be paid a fee of not more than $ and will be reimbursed for reasonable out-of-pocket expenses. WorldCom will indemnify MacKenzie against certain liabilities and expenses in connection with the Proxy Solicitation, including liabilities under the federal securities laws. MacKenzie will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of Shares for which they hold of record and WorldCom will reimburse them for their reasonable out-of-pocket expenses in connection therewith.



    Pursuant to a letter agreement dated September 29, 1997 (the "Letter Agreement"), Salomon Brothers Inc ("Salomon") is providing certain financial advisory services to WorldCom in connection with the WorldCom Offer. Under the Letter Agreement, WorldCom has agreed to pay Salomon for its financial advisory services (including services as Dealer Manager) in connection with the WorldCom Offer, (a) $2.0 million, payable following WorldCom's public announcement of an offer or proposal to MCI or any of its stockholders to effect the possible acquisition (by merger, tender offer or otherwise) of MCI by WorldCom or the possible purchase by WorldCom of all or substantially all of the assets, or more than 50% of the equity securities, of MCI (an "Acquisition Transaction"); plus
(b) an additional fee of $3.0 million contingent upon the termination of the BT/MCI Merger Agreement, and abandonment of any and all transactions whereby BT would acquire control of MCI or its assets, all on or before December 31, 1997; plus (c) a fee of $2.0 million to be paid if the aforesaid termination and abandonment has not occurred on or before December 31, 1997 and Salomon is still performing services under the Letter Agreement; plus (d) an additional fee of $5.0 million contingent upon execution of a definitive agreement to effect an Acquisition Transaction; plus (e) a fee of $32.5 million (less any fees paid as described under clauses (a), (b), (c) and (d)), such fee to be contingent upon the consummation of an Acquisition Transaction. If in connection with the termination or abandonment of any proposed Acquisition Transaction, WorldCom receives a termination fee relating to MCI, Salomon will be entitled to a portion of the excess of such fee over certain expenses. WorldCom has also agreed to reimburse Salomon for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel incurred in connection with its engagement, and has agreed to indemnify each of Salomon and certain related persons and entities against certain liabilities and expenses in connection with Salomon's engagement, including certain liabilities under the federal securities laws. In connection with Salomon's engagement as financial advisor, WorldCom anticipates that certain employees of Salomon may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are MCI stockholders for the purpose of assisting in the Proxy Solicitation. Salomon will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above.



    In addition to the fees to be received by Salomon in connection with its engagement as financial advisor to WorldCom, Salomon has in the past rendered various investment banking and financial advisory services for WorldCom for which it has received customary compensation and may continue to render such services in the future.



    The expenses related to the Proxy Solicitation will be borne by WorldCom. WorldCom does not intend to seek reimbursement of its expenses related to the Proxy Solicitation from MCI whether or not the Proxy Solicitation is successful. The cost of this Proxy Solicitation (excluding costs relating to the WorldCom
Offer) is currently estimated to be approximately $      .

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The following documents filed with the Commission by WorldCom (formerly Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) and by MCI under File No. 0-6457 pursuant to the Exchange Act are incorporated herein by reference:



        (a) (1) WorldCom's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "WorldCom 1996 Form 10-K");



           (2) WorldCom's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997;



           (3) WorldCom's Current Reports on Form 8-K dated August 25, 1996 (filed August 26, 1996 and as amended on Forms 8-K/A filed November 4, 1996 and November 20, 1996), December 31, 1996 (filed January 15, 1997), March 18, 1997 (filed March 24, 1997), March 26, 1997 (filed April 2, 1997), June
    30, 1997 (filed July 7, 1997), August 5, 1997 (filed August 5, 1997), August 8, 1997 (filed August 11, 1997), August 22, 1997 (filed August 25, 1997),
    August 28, 1997 (filed September 10, 1997), September 7, 1997 (filed September 17, 1997), October 1, 1997 (filed October 2, 1997), October 3, 1997 (filed October 3, 1997), October 9, 1997 (filed October 10, 1997) and October 10, 1997 (filed October 14, 1997);



           (4) the description of WorldCom's (formerly Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in WorldCom's Registration Statement on Form S-4 (File No. 333-16015), as declared effective by the Commission on November 14, 1996, which includes the Joint Proxy Statement/Prospectus dated November 14, 1996 with respect to WorldCom's Special Meeting of Shareholders held on December 20, 1996, under the following captions: "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders;"



           (5) the description of WorldCom's Preferred Stock Purchase Rights contained in WorldCom's Registration Statement on Form 8-A dated August 26, 1996, as updated by WorldCom's Current Report on Form 8-K dated May 22, 1997 (filed June 6, 1997);



           (6) the descriptions of the WorldCom Series A Preferred Stock, the WorldCom Series B Convertible Preferred Stock and the WorldCom Depositary Shares contained in WorldCom's Registration Statements on Form 8-A dated November 13, 1996;



           (7) MFS Communications Company, Inc. ("MFS") Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 33-72594 (formerly File No. 0-21594));



           (8) WorldCom's Registration Statement on Form S-4, dated October 1, 1997 (Registration No. 333-36901); and



           (9) WorldCom's Preliminary Prospectus, dated October 14, 1997, relating to the WorldCom Offer.



        (b) (1) MCI's Annual Report on Form 10-K for the year ended December 31, 1996 (the "MCI 1996 Form 10-K");



           (2) MCI's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997;



           (3) MCI's Current Reports on Form 8-K dated November 5, 1996, July 10, 1997 and August 26, 1997; and



          (4) MCI's Proxy Statement on Schedule 14A dated March 3, 1997 and filed with the Commission on March 7, 1997.



    All documents filed by WorldCom and MCI with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein, or in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.



    THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON TO WORLDCOM, 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702, ATTENTION: STEPHANIE Q. SCOTT, DIRECTOR OF FINANCIAL REPORTING (TELEPHONE: (601)360-8600). IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY       , 1997.



    If you have any questions concerning this Proxy Solicitation or the procedures to be followed to execute and deliver a proxy, please contact MacKenzie at the address or phone number specified below.



    WorldCom is not aware of any other substantive matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, WorldCom expects the persons designated as proxies will vote all proxies held by them as WorldCom, in its sole discretion, may determine.



    YOUR PROXY AND PROMPT ACTION ARE IMPORTANT YOU ARE URGED TO GRANT YOUR PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.



                                 WORLDCOM, INC.


          , 1997
--------------------------------------------------------------------------------


                                     [LOGO]

                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                BANKERS AND BROKERS CALL COLLECT: (212) 929-5500
                   ALL OTHERS CALL TOLL-FREE: 1-800-322-2885


--------------------------------------------------------------------------------

                                    ANNEX A
                    INFORMATION CONCERNING THE DIRECTORS AND
               EXECUTIVE OFFICERS OF WORLDCOM AND OTHER EMPLOYEES
            AND REPRESENTATIVES OF WORLDCOM WHO MAY SOLICIT PROXIES


    The following tables set forth the name, business address and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of WorldCom and other employees and representatives of WorldCom who may solicit proxies from Stockholders of MCI. Unless otherwise indicated, the principal business address of each director or executive officer is 515 East Amite Street, Jackson, Mississippi 39201-2702 and the principal business address of each representative of Salomon is Salomon Brothers Inc, Seven World Trade Center, New York, NY 10048. Salomon does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in the Proxy Statement of certain information concerning Salomon.



                   NAME AND PRINCIPAL                                     PRESENT OFFICE OR OTHER
                    BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------  --------------------------------------------------------

Carl J. Aycock                                            Self-employed as a financial administrator
123 South Railroad Avenue
Brookhaven, MS 39601

Max E. Bobbitt                                            President and Chief Executive Officer, Metromedia Asia
Metromedia Asia Corporation                               Corporation, a telecommunications company
110 East 42nd St.
  Suite 1501
New York, NY 10017

Bernard J. Ebbers                                         Chairman of the Board, President and Chief Executive
                                                          Officer of WorldCom

Francesco Galesi                                          Chairman and Chief Executive Officer, Galesi Group,
Galesi Group                                              which includes companies engaged in distribution,
435 East 52nd Street                                      manufacturing, real estate and telecommunications
New York, NY 10022

Richard R. Jaros                                          Private Investor
9968 Spring Street
Omaha, NE 68124

Stiles A. Kellet, Jr.                                     Chairman of Kellet Investment Corp.
Kellet Investment Corp.
200 Galleria Parkway,
  Suite 1800
Atlanta, GA 30339

David C. McCourt                                          Chairman of the Board and Chief Executive Officer, C-TEC
C-TEC Corporation                                         Corporation, a telecommunications company
105 Carnegie Center
Princeton, NJ 08540

John A. Porter                                            Chairman of the Board of Directors and Chief Executive
295 Bay Street                                            Officer, Industrial Electric Manufacturing, Inc., a
Suite #2                                                  manufacturer of electrical power distribution products
Easton, MD 21601

                   NAME AND PRINCIPAL                                     PRESENT OFFICE OR OTHER
                    BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------  --------------------------------------------------------

John W. Sidgmore                                          Vice Chairman of the Board and Chief Operations Officer,
UUNET Technologies, Inc.                                  WorldCom, Inc.; Chief Executive Officer and director of
3060 Williams Drive                                       UUNET Technologies, Inc., a wholly owned subsidiary of
Fairfax, VA 22031                                         WorldCom.

Scott D. Sullivan                                         Chief Financial Officer and Secretary, WorldCom

Lawrence C. Tucker                                        General Partner, Brown Brothers Harriman & Co.
Brown Brothers Harriman & Co.
59 Wall Street
New York, NY 10005

Gary G. Brandt                                            Vice President, Investor Relations,
                                                          WorldCom

Julie Stangl                                              Manager, Investor Relations, WorldCom

Jack Grubman                                              Managing Director, Head of Global Telecom Research,
                                                          Salomon

Sheri McMahon                                             Research Analyst, Salomon

Thomas King                                               Managing Director, Salomon

Tim Davies                                                Vice President, Salomon

Kilty Nolan                                               Vice President, Salomon

Tony Whittemore                                           Vice President, Salomon

Jerry Zhang                                               Associate, Salomon

Arjun (Ajay) Sekhri                                       Associate, Salomon

                                    ANNEX B

         SHARES HELD BY WORLDCOM, ITS DIRECTORS AND EXECUTIVE OFFICERS
               AND CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
               WORLDCOM WHO MAY ALSO SOLICIT PROXIES, AND CERTAIN
                    TRANSACTIONS BETWEEN ANY OF THEM AND MCI


    WorldCom purchased 100 Shares on September 11, 1997 for $27.75 per share and 500 Shares on September 24, 1997 for $29.75 per share (in each case, excluding mark-ups and commissions). As of September 30, 1997 WorldCom owned beneficially 602 Shares. No director or executive officer of WorldCom beneficially owns any Shares.



    Salomon engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon may actively trade the securities of MCI for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
As of         , 1997 Salomon held a net long position of approximately
Shares. Salomon does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in this Proxy Statement of certain information concerning Salomon.



    WorldCom and MCI have entered into certain interconnection or other services agreements with each other and certain of their affiliates in the ordinary course of their businesses, which agreements have been amended from time to time. In the six months ended June 30, 1997, fiscal 1996, fiscal 1995 and fiscal 1994, MCI and its subsidiaries and WorldCom and its subsidiaries have engaged in transactions aggregating approximately $180.0 million, $418.0 million, $240.0 million and $180.0 million, respectively.



    Except as disclosed in this Proxy Statement, to the best knowledge of WorldCom, none of WorldCom, its directors and executive officers or other employees and representatives of WorldCom named in Annex A hereto has any interest, direct or indirect, by security holdings or otherwise, in MCI except that an associate of Mr. John A. Porter, Phillips & Brooks Gladwin, Inc., sells pay phone equipment, installation and maintenance services to MCI in an annual amount of approximately $200,000.

                                    ANNEX C
             SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF MCI

    The following table sets forth as of December 31, 1996 the number of Shares beneficially owned by each director, the chief executive officer and each of the other three executive officers named in the Original BT/MCI Proxy
Statement/Prospectus (and by all directors and executive officers as a group) of MCI. The information contained in the table is derived from information contained in the Original BT/ MCI Proxy Statement/Prospectus.


                                                                          AMOUNT
                                                                       AND NATURE OF
                                                                   BENEFICIAL OWNERSHIP
TITLE OF CLASS                  NAME OF BENEFICIAL OWNER               OF SHARES(1)         PERCENT OF CLASS
---------------------  ------------------------------------------  ---------------------  ---------------------
DIRECTORS WHOSE TERMS EXPIRE IN 1997
Common Stock           Clifford L. Alexander, Jr.                              36,000(2)            *
Common Stock           Richard M. Jones                                        50,000(3)            *
Common Stock           K. Rupert Murdoch                                               0            *
Common Stock           John R. Worthington                                    288,147(4)            *

CLASS A DIRECTORS
Common Stock           Sir Peter L. Bonfield                                      350(5)            *
Common Stock           Sir Colin M. Marshall                                        0(6)            *
Common Stock           J. Keith Oates                                               0(7)            *

DIRECTORS WHOSE TERMS EXPIRE IN 1998
Common Stock           Michael H. Bader                                       416,074(8)            *
Common Stock           Gordon S. Macklin                                       54,000(9)            *
Common Stock           Bert C. Roberts, Jr.                                2,144,174(10)            *
Common Stock           Richard B. Sayford                                     50,990(11)            *

DIRECTORS WHOSE TERMS EXPIRE IN 1999
Common Stock           Judith Areen                                           40,000(12)            *
Common Stock           Gerald H. Taylor                                    1,104,608(13)            *
Common Stock           Judith Whittaker                                       51,000(14)            *


------------------------
(1) Unless otherwise noted, each person has sole voting power and sole investment power with respect to the securities reported, except with respect to shares of MCI Common Stock allocated to accounts under MCI's Employee Stock Ownership and 401(k) Plan ("ESOP"), with respect to which shares such person has sole voting power only. Where indicated, the data also include shares which each person had the right to acquire upon exercise of stock options within sixty days of December 31, 1996 and also shares issued as awards of restricted stock and/or incentive stock units ("ISUs"). As of

    December 31, 1996, no individual officer or director beneficially owned more than 1% of the outstanding shares of any class of MCI's capital stock.

(2) Includes 30,000 shares of MCI Common Stock Mr. Alexander has the right to acquire pursuant to the exercise of stock options. Mr. Alexander shares voting and investment power with respect to all shares other than those which he has the right to acquire pursuant to the exercise of such stock options.

(3) Includes 30,000 shares of MCI Common Stock Mr. Jones has the right to acquire pursuant to the exercise of stock options.

(4) Does not include 147,890 shares of MCI Common Stock owned solely by Mr. Worthington's wife, in which shares he disclaims beneficial ownership.

(5) Sir Peter Bonfield is an executive officer and director of BT, the holder of all the outstanding Class A Common Stock and 732,499 shares of MCI Common Stock.

(6) Sir Colin Marshall is a director of BT, the holder of all the outstanding Class A Common Stock and 732,499 shares of MCI Common Stock.

(7) Mr. Oates is a director of BT, the holder of all the outstanding Class A Common Stock and 732,499 shares of MCI Common Stock.

(8) Includes 30,000 shares of MCI Common Stock Mr. Bader has the right to acquire pursuant to the exercise of stock options. Mr. Bader shares voting and investment power with respect to all shares other than those which he has the right to acquire pursuant to the exercise of such stock options. Mr. Bader is one of seven trustees for the William G. McGowan Charitable Fund, Inc.; he does not, however, have voting or investment power over any of the shares of MCI Common Stock held by such Fund.

(9) Includes 30,000 shares of MCI Common Stock Mr. Macklin has the right to acquire pursuant to the exercise of stock options. Does not include 3,200 shares of MCI Common Stock owned solely by Mr. Macklin's wife, in which shares he disclaims beneficial ownership.

(10) Includes 45,836 shares of MCI Common Stock allocated to Mr. Roberts' ESOP account, 1,218,400 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options, 322,536 shares of MCI Common Stock issued as restricted stock awards and 119,400 shares of MCI Common Stock owned by a limited partnership in which Mr. Roberts is a general partner. Does not include 12,000 shares of MCI Common Stock held by Mr. Roberts' wife as custodian for the benefit of their minor child, in which shares Mr. Roberts disclaims beneficial ownership.

(11) Includes 30,000 shares of MCI Common Stock Mr. Sayford has the right to acquire pursuant to the exercise of stock options. Does not include 800 shares of MCI Common Stock owned solely by Mr. Sayford's wife, in which shares he disclaims beneficial ownership.

(12) Includes 36,000 shares of MCI Common Stock Ms. Areen has the right to acquire pursuant to the exercise of stock options.


(13) Includes 35,757 shares of MCI Common Stock allocated to Mr. Taylor's ESOP account, 556,270 shares he has the right to acquire pursuant to the exercise of stock options and 442,150 shares issued as ISUs.



(14) Includes 30,000 shares of MCI Common Stock Mr. Whittaker has the right to acquire pursuant to the exercise of stock options.


OTHER EXECUTIVE OFFICERS OF MCI


                                                                          AMOUNT
                                                                       AND NATURE OF
                                  NAME AND ADDRESS OF              BENEFICIAL OWNERSHIP
TITLE OF CLASS                      BENEFICIAL OWNER                   OF SHARES(1)         PERCENT OF CLASS
---------------------  ------------------------------------------  ---------------------  ---------------------
Common Stock           Timothy F. Price                                       614,601(2)            *
Common Stock           Michael J. Rowny                                       293,658(3)            *
Common Stock           Douglas L. Maine                                       528,145(4)            *

All executive officers and directors as a group(5)                          7,310,661(6)

------------------------

(1) Unless otherwise noted, each person has sole voting power and sole investment power with respect to the securities reported, except with respect to shares of MCI Common Stock allocated to accounts under the ESOP, with respect to which shares such person has sole voting power only. Where indicated, the data also include shares which each person had the right to acquire upon exercise of stock options within sixty days of December 31, 1996, and also shares issued as awards of restricted stock and/or ISUs.

(2) Includes 14,428 shares of MCI Common Stock allocated to Mr. Price's ESOP account, 230,670 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 351,950 shares of MCI Common Stock issued as ISUs. Does not include 1,000 shares of MCI Common Stock held by Mr. Price's wife as custodian for the benefit of their minor children, in which shares Mr. Price disclaims beneficial ownership.

(3) Includes 645 shares of MCI Common Stock allocated to Mr. Rowny's ESOP account, 125,400 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 165,000 shares of MCI Common Stock issued as ISUs.

(4) Includes 14,100 shares of MCI Common Stock allocated to Mr. Maine's ESOP account, 357,860 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 140,100 shares of MCI Common Stock issued as ISUs. Does not include 600 shares of MCI Common Stock held by Mr. Maine's wife as custodian for the benefits of a minor child, in which shares of MCI Common Stock Mr. Maine disclaims beneficial ownership.

(5) This group includes MCI's executive officers, as such term is defined in Rule 3b-7 of the Exchange Act, and its directors, a total of 22 persons.

(6) Includes 141,615 shares of MCI Common Stock allocated to such officers' accounts under the ESOP, 3,589,850 shares of MCI Common Stock that officers and directors have the right to acquire pursuant to the exercise of stock options and 2,208,636 shares of MCI Common Stock issued to officers pursuant to restricted stock awards and/or ISUs. Officers and directors have shared voting and investment power with respect to 392,074 of these shares of MCI Common Stock.

                    PRELIMINARY COPY--SUBJECT TO COMPLETION
                         [FORM OF PROXY CARD-WORLDCOM]
                          PROXY SOLICITED BY WORLDCOM
       IN OPPOSITION TO THE PROXY SOLICITED BY THE BOARD OF DIRECTORS OF
                         MCI COMMUNICATIONS CORPORATION

    Unless otherwise specified below, the undersigned, a holder of record of shares of Common Stock, par value $.10 per share and/or shares of Class A Common Stock, par value $.10 per share (collectively, the "Shares"), of MCI
Communications Corporation ("MCI") on            , 1997 (the "Record Date"),
hereby appoints       and       , or either of them, the proxy or proxies of the
undersigned, each with full power of substitution, to attend the Special Meeting
of Stockholders of MCI to be held on            , 1997 at which holders of
Shares will be voting on approval and adoption of the Agreement and Plan of Merger, dated as of November 3, 1996, as amended as of February 14, 1997 and August 21, 1997, by and among British Telecommunications plc ("BT"), a wholly-owned subsidiary of BT, and MCI (the "BT/MCI Merger Agreement"), and at any adjournments, postponements or reschedulings thereof, and to vote as specified in this Proxy all the Shares which the undersigned would otherwise be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered in this proxy.

            WORLDCOM RECOMMENDS A VOTE AGAINST APPROVAL AND ADOPTION
                        OF THE BT/MCI MERGER AGREEMENT.
          (IF RETURNED CARDS ARE SIGNED AND DATED BUT NOT MARKED, THE
   UNDERSIGNED WILL BE DEEMED TO HAVE INSTRUCTED THE PROXIES TO VOTE AGAINST
             APPROVAL AND ADOPTION OF THE BT/MCI MERGER AGREEMENT.)

1. Approval and adoption of the BT/MCI Merger Agreement.

                     / / AGAINST    / / ABSTAIN    / / FOR

2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE CONCERNING THIS PROXY, PLEASE CONTACT MacKENZIE PARTNERS, INC. AT (800) 322-2885

    Proxies can only be given by Stockholders of record on the Record Date. Please sign your name below exactly as it appears on your stock certificate(s) on the Record Date or on the label affixed hereto. When Shares are held of record by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.
                                         Dated: __________________________, 1997
                                         _______________________________________
                                                Signature (Title, if any)
                                         _______________________________________
                                                Signature if held jointly

    PLEASE SIGN, DATE AND RETURN PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID
                                   ENVELOPE.